

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Long Deng
Chief Executive Officer
iFresh Inc.
2-39 54th Avenue
Long Island City, New York 10016

> **Re: iFresh Inc.**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 17, 2019**
> **File No. 001-38013**

Dear Mr. Deng:

We have reviewed your July 17, 2019 response to our comment letter and your amended proxy statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2019 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Opinion of Benchmark to the Board of Directors of IFMK, page 78

1.   We note your response to comment 1. We note that you have provided the requested information in your response letter, but you have not amended your filing to disclose the same. Please amend your filing to disclose the compensation given to Benchmark and the description of the projections provided to Benchmark by your management, as you have provided in your response letter.

General

2.   We note your response to comment 3 and your amended financial statements, but these are not fully responsive to our comment. In this regard, please update your pro forma

financial statements to be as of and for the period ending March 31, 2019. See Item 14(b)(10) of Schedule 14A.

 Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Joan Wu